Exhibit 10.95.1

January 29, 2004

Carl Greenwood
Greenwood & Son Real Estate Investments
440 W. 1st St.
Tustin, CA 92780

> **RE: Southwall Technologies, Inc.**
> **8175 S. Hardy, Tempe AZ 85284**

Dear Mr. Greenwood:

Thank you for your constructive comments in our recent conference calls. Consistent with your request, I present the following specific proposal:

1.   Southwall will pay February rent and March rent as it comes due.

2.   Southwall submits that rent for any period after March 31, 2004 and all issues related to the removal of the machines from the premises should be resolved directly between the Landlord and the Secured Creditors (in the case of Teijin, Southwall will assume responsibility). Thus, the balance of this offer is premised upon the understanding that Southwall will have no obligations following the payment of March rent other than the obligation to fund the buy-out described below.

(a)   On behalf of Pacific Business Funding, holder of blanket liens encumbering all of Southwall's assets, Southwall will commit to remove the "wet coater" machine from the premises, repairing any damage to the premises caused thereby, prior to March 31, 2003.

(b)   On behalf of Teijin, the secured creditor with respect to PM5, Southwall agrees as follows:

(i)   For every month or portion thereof that PM5 remains on the Premises after March, it will pay the

Landlord 50% of the monthly rental amount on which the Landlord and Matrix agree. (Matrix has two thirds of the machines and thus two thirds of the responsibility; so long as

PM5 is on site, it should bear one-half of the rental burden accepted by Matrix.) For example, if Matrix pays the Landlord $20,000/month, then Southwall will pay $10,000/month, thus providing the Landlord a total of $30,000/month. You should understand that it is Teijin and Southwall's present expectation that PM5 will be removed prior to March 31.

(ii)   When PM5 is removed, Southwall/Teijin will provide the Landlord with assurances of the repair and restoration of that portion of the Premises comparable in nature and content with the assurances that Matrix agrees to provide the Landlord with respect to the removal of PM6 and PM7.

3.   Southwall accepts a cash buy-out obligation in the amount of $367,540.22.

(a)   Southwall recognizes that an aspect of that buy-out obligation is to effect reimbursement of a property tax bill in the estimated amount of $47,207, which will fall due in April. Although coupling this with February and March rent leaves this proposal more front-end loaded than Southwall would like, Southwall will attempt to accommodate the Landlord's cash flow needs with an initial payment on the buy-out of $50,000, delivered on or before April 15, 2004.

(b)   In addition to the $50,000 payment described in 3(a) above, Southwall proposes the following payment schedule for the remaining $317,540.22:

Beginning with April 1, 2004, Southwall makes monthly payments in the amount of $26,461.68 through February 1, 2005. The final payment of $26,461.74 is due and payable on March 1, 2005. Payments are due and payable the first or each month.

We hope that you will accept this proposal as representing our best effort to accommodate the Landlord's needs within the context of Southwall's abilities. I look forward to hearing from you and concluding this matter quickly.

Very truly yours,

SOUTHWALL TECHNOLOGIES, INC.,

By_____
      Michael E. Seifert
      Chief Financial Officer

Acknowledged and agreed to:
THE SOUTHWALL TECHNOLOGIES TENANT-IN-COMMON GROUP
By: Greenwood & Son, Manager

By:_____
      Carl J. Greenwood
      Managing General Partner